Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated June 17, 2013, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. TEM Holdings (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of TEM Holdings by one or more registered brokers or dealers designated by TEM Holdings and licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Veramark Technologies, Inc.

at

$1.18 Net Per Share

by

TEM Holdings, Inc.,

a wholly-owned subsidiary of

Hubspoke Holdings, Inc.

TEM Holdings, Inc. (“TEM Holdings”), a Delaware corporation and a wholly–owned subsidiary of Hubspoke Holdings, Inc. (“Hubspoke”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.10 per share (“Shares”), of Veramark Technologies, Inc, a Delaware corporation (“Veramark”), at a price of $1.18 per Share, net to the seller in cash (the “Offer Price”), in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2013 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00

MIDNIGHT, NEW YORK CITY TIME, AT THE END OF

MONDAY, JULY 15, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2013 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Hubspoke, TEM Holdings and Veramark, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, TEM Holdings and Veramark will merge (the “Merger”), with Veramark as the surviving corporation in the Merger continuing as a direct wholly–owned subsidiary of Hubspoke (the “Surviving Corporation”), and each outstanding Share (other than Shares then owned by Hubspoke, TEM Holdings or Veramark (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, which will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, or Shares that are held by any Veramark stockholders who properly demand appraisal rights in connection with the Merger) will at the effective time of the Merger be converted into the right to receive the Offer Price. As a result of the Merger, Veramark will cease to be a publicly traded company and will become a wholly-owned subsidiary of Hubspoke. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of Monday, July 15, 2013 (the “Expiration Time,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire) that number of Shares which, together with the Shares then beneficially owned by Hubspoke or TEM Holdings (if any), represent at least a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all options, warrants or other securities convertible or exchangeable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)) (the “Minimum Condition”). The Offer is also subject to a number of other conditions, which are more fully described in the Offer to Purchase. Hubspoke and TEM Holdings can waive some of the conditions to the Offer without the consent of Veramark. Hubspoke and TEM Holdings cannot, however, waive the Minimum Tender Condition without the consent of Veramark.

The purpose of the Offer is for Hubspoke, through TEM Holdings, to acquire control of, and the entire equity interest in, Veramark. Following the consummation of the Offer, TEM Holdings intends to effect the Merger.

On June 11, 2013, after due deliberation and consideration and upon consultation with its financial advisor and the unanimous recommendation of a special committee, comprised solely of independent directors who are not employees of Veramark and who have no financial interest in the Offer or the Merger that is different from that of the stockholders unaffiliated with Veramark, the board of directors of Veramark has unanimously adopted resolutions: (i) determining that the Merger Agreement was superior to the transaction contemplated by that agreement and plan of merger, dated as of April 30, 2013, by and among Varsity Acquisition, LLC, a Delaware limited liability company (“Varsity”), All Big Ten Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Varsity, and Veramark (the “Varsity Merger Agreement”) and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity at the required time; (ii) approving, and ratifying the special committee’s approval of, the termination of the Varsity Merger Agreement; (iii) approving, and ratifying the special committee’s approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iv) determining that the terms of the Offer, the Merger and other transactions contemplated by the Merger Agreement are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares; (v) recommending that the holders of Shares accept the Offer and tender their Shares to TEM Holdings pursuant to the Offer; and (vi) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law.

Subject to the satisfaction of the Minimum Condition, Veramark has granted to TEM Holdings an option (the “Top-Up Option”) to purchase from Veramark the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Hubspoke and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the total number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided that (i) the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued or held in treasury of Veramark at the time of the exercise of the Top-Up Option; (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Option Shares has not been prohibited by any law or order, and (iii) the issuance of the Top-Up Option Shares does not require approval of Veramark’s stockholders under applicable law (including the rules and regulations of any applicable United States securities exchange on which the Shares are traded). The Top-Up Option may be exercised only once in whole but not in part, at any time until the later of 30 days following the date on which TEM Holdings pays for all Shares validly tendered and not properly withdrawn prior to the Expiration Time pursuant to the Offer, or 15 days following the conclusion of any subsequent offering periods, in TEM Holdings’ sole discretion. The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price. The Top-Up Option is intended to expedite the timing of the consummation of the Merger (after consummation of the Offer, at which time Veramark would be a majority-owned subsidiary of Hubspoke, which would have the requisite voting power to cause stockholder adoption of the Merger Agreement, even without exercise of the Top-Up Option) by permitting the Merger to occur pursuant to Delaware’s “short-form” merger statute, Section 253 of the DGCL, without any vote of Veramark’s stockholders.

Subject to the provisions of the Merger Agreement and the applicable rules, regulations, interpretations and positions of the U.S. Securities and Exchange Commission (the “SEC”), NASD or Over-The-Counter Bulletin Board (the “OTC Bulletin Board”), TEM Holdings expressly reserves the right from time to time to waive any of the conditions to the Offer, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that TEM Holdings will not, unless otherwise provided by the Merger Agreement or as previously approved in writing by Veramark: (i) reduce the number of shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) impose additional conditions to the Offer or modify any of the conditions to the Offer in a manner adverse to any holder of Shares, (v) extend or otherwise change the Expiration Time in a manner other than as required or permitted by the Merger Agreement, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any holder of Shares.

The Merger Agreement provides that TEM Holdings will, so long as neither Veramark nor Hubspoke terminates the Merger Agreement in accordance with its terms, extend the Offer on one or more occasions for: (a) additional periods of five business days each, but not beyond July 31, 2013, if on any then-scheduled

Expiration Time any of the Offer conditions have not been satisfied or, in TEM Holdings’ sole discretion, waived (other than the Minimum Condition), until such time as such condition or conditions are satisfied or waived; and (b) for any period required by applicable law, any interpretation or position of the SEC or the staff thereof, or any applicable United States securities exchange on which the Shares are traded.

If TEM Holdings extends the Offer, TEM Holdings will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The procedures for validly tendering Shares to (and/or withdrawing Shares from) TEM Holdings pursuant to the Offer are more fully described in the Offer to Purchase.

Veramark has provided TEM Holdings with Veramark’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Veramark’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at TEM Holdings’ expense. Neither Hubspoke nor TEM Holdings will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

AST Phoenix Advisors

6201 15th Avenue, 3rd Floor

Brooklyn, NY 11219

Banks and Brokers: (212) 493-3910

Toll-Free for Shareholders: (877) 478-5038

June 17, 2013